                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                        (PURSUANT TO SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                              ---------------------

                       CORT BUSINESS SERVICES CORPORATION
                              (NAME OF THE ISSUER)

                       CORT BUSINESS SERVICES CORPORATION
                     BRUCKMANN, ROSSER, SHERRILL & CO., L.P.
                                 CBF HOLDING LLC
                               CBF MERGERCO, INC.
                          CITICORP VENTURE CAPITAL LTD.
                                 PAUL N. ARNOLD
                                 CHARLES M. EGAN
                                 STEVEN D. JOBES
                              FRANCES ANN ZIEMNIAK
                               BRUCE C. BRUCKMANN
                               MICHAEL A. DELANEY
                                  JAMES A. URRY
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   220493-10-0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

     DANIEL O'DONNELL, ESQ.                             LANCE C. BALK, ESQ.
     DECHERT PRICE & RHOADS                              KIRKLAND & ELLIS
      BELL ATLANTIC TOWER                                 CITICORP CENTER
       1717 ARCH STREET                                 153 EAST 53RD STREET
 PHILADELPHIA, PENNSYLVANIA  19103                    NEW YORK, NEW YORK 10022
        (215) 994-4000                                    (212) 446-4800

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                              --------------------

This statement is filed in connection with (check the appropriate box):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / /   The filing of a registration statement under the Securities Act of
         1933.
c. / /   A tender offer.
d. / /   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/


                            CALCULATION OF FILING FEE


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TRANSACTION VALUATION(*)                AMOUNT OF FILING FEE
$362,959,500                            $62,500
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(*)   Calculated as provided by Rule 0-11(a)(2).
      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing

AMOUNT PREVIOUSLY PAID:   $10.100                           FILING PARTY: CORT BUSINESS SERVICES CORPORATION
FORM OR REGISTRATION NO.: PRELIMINARY PROXY STATEMENT/      DATE FILED:  MAY 14, 1999
                          PROSPECTUS


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                                  INTRODUCTION


              This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") on behalf of CORT Business Services Corporation, a Delaware corporation (the "Company"), CBF Holding LLC, a Delaware limited liability company ("CBF"), CBF Mergerco, Inc., a Delaware corporation ("CBF Sub"), Bruckmann, Rosser, Sherrill & Co., L.P. Citicorp Venture Capital Ltd., Paul N. Arnold, Charles M. Egan,
Steven D. Jobes, Frances Ann Ziemniak, Bruce C. Bruckmann, Michael A. Delaney and James A. Urry, with respect to a proposed merger pursuant to which CBF Sub will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger. Mr. Paul Arnold is the President, Chief Executive Officer and Director of the Company.

              The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the preliminary Proxy Statement/Prospectus of the Company attached hereto as Exhibit (d)(3) and filed with the Commission concurrently herewith. The information set forth in the preliminary Proxy Statement/Prospectus, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this
Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the preliminary Proxy Statement/Prospectus. The cross-reference sheet indicates the caption in the preliminary Proxy Statement/Prospectus under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the preliminary Proxy Statement/Prospectus, it is so indicated in the cross-reference sheet.

                              CROSS REFERENCE SHEET

               PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3


                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
1.    Issuer and Class of Security Subject to the
      Transaction
      (a).............................................     Outside  Front Cover Page; "INTRODUCTION."

      (b).............................................     Outside Front Cover Page; "SUMMARY--Eligibility to Vote
                                                           and Required Vote;" "INTRODUCTION--Voting at the Special
                                                           Meeting."

      (c).............................................     "SUMMARY--Market Information;" "MARKET PRICES AND
                                                           DIVIDENDS ON THE SHARES."

      (d).............................................     "MARKET PRICES AND DIVIDENDS ON THE SHARES."

      (e).............................................     "MARKET PRICES AND DIVIDENDS ON THE SHARES."

      (f).............................................     "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                                           DIRECTORS AND OFFICERS;" Schedule I to the Proxy
                                                           Statement/Prospectus.
2.    Identity and Background
      (a)-(d).........................................     "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES;" "CERTAIN INFORMATION REGARDING THE DIRECTORS
                                                           AND EXECUTIVE OFFICERS OF THE COMPANY FOLLOWING THE
                                                           MERGER AND CBF."

      (e)-(f).........................................     None.

      (g).............................................     "CERTAIN INFORMATION REGARDING THE DIRECTORS AND
                                                           EXECUTIVE OFFICERS OF THE COMPANY FOLLOWING THE MERGER
                                                           AND CBF."

3.    Past Contacts, Transactions or Negotiations

      (a)(1)..........................................     "SUMMARY--The Merger;" "SPECIAL FACTORS--Interests of
                                                           Certain Persons in the Merger; Conflicts of Interest;"
                                                           "THE MERGER--



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
                                                           Indemnification of Directors and Officers;"
                                                           "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES."

      (a)(2)..........................................     "SUMMARY--The Merger;" "--Interests of Certain Persons in
                                                           the Merger; Conflicts of Interest;" "--Conditions to
                                                           Completion of the Merger;" "--Expenses;"
                                                           "--Financing of the Merger;" "SPECIAL FACTORS--Background
                                                           of the Merger;" "--Contacts with Third Parties;"
                                                           "--Fairness of the Merger; Recommendation of the Board of
                                                           Directors; Position of CBF;" "--Purpose of the Merger;"
                                                           "--Interests of Certain Persons in the Merger; Conflicts
                                                           of Interest;" "--Certain Effects of the Merger;" "THE
                                                           MERGER;" "FINANCING OF THE MERGER."

      (b).............................................     "SUMMARY--The Merger;" "--Interests of Certain Persons in
                                                           the Merger; Conflicts of Interest;" "--Conditions to
                                                           Completion of the Merger;" "--Expenses;"
                                                           "--Financing of the Merger;" "SPECIAL FACTORS--Background
                                                           of the Merger;" "--Contacts with Third Parties;"
                                                           "--Fairness of the Merger; Recommendation of the Board of
                                                           Directors; Position of CBF;" "--Purpose of the Merger;"
                                                           "--Interests of Certain Persons in the Merger; Conflicts
                                                           of Interest;" "--Certain Effects of the Merger;" "THE
                                                           MERGER;" "FINANCING OF THE MERGER."
4.    Terms of the Transaction
      (a).............................................     "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS--Fairness of
                                                           the Merger; Recommendation of the Board of Directors;
                                                           Position of CBF;" "--Purpose of the Merger;" "--Interests
                                                           of Certain Persons in the Merger; Conflicts of Interest;"
                                                           "--Certain Effects of the Merger;" "--Risk that the Merger
                                                           Will Not be Consummated;" "--Certain Risks in the Event of
                                                           Bankruptcy;" "THE MERGER;" "FINANCING OF THE MERGER;"
                                                           "APPRAISAL RIGHTS."



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
      (b).............................................     "SUMMARY;" "INTRODUCTION;" "SPECIAL FACTORS--Purpose of
                                                           the Merger;" "--Interests of Certain Persons in the
                                                           Merger; Conflicts of Interest;" "--Certain Effects of the
                                                           Merger;" "THE MERGER;" "CERTAIN FEDERAL INCOME TAX
                                                           CONSEQUENCES."
5.    Plans or Proposals of the Issuer or Affiliate
      (a)-(b).........................................     "SPECIAL FACTORS--Background of the Merger;" "--Fairness of
                                                           the Merger; Recommendation of the Board of Directors;
                                                           Position of CBF;" "--Certain Effects of the Merger;"
                                                           "--Plans for the Company After the Merger;" "FINANCING OF
                                                           THE MERGER;" "BUSINESS OF THE COMPANY."

      (c).............................................     "SUMMARY--Interests of Certain Persons in the Merger;"
                                                           "SPECIAL FACTORS--Interests of Certain Persons in the
                                                           Merger; Conflicts of Interest;" "--Certain Effects of the
                                                           Merger;" "THE MERGER--Effective Time of the Merger;"
                                                           "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES;" "CERTAIN INFORMATION REGARDING THE DIRECTORS
                                                           AND EXECUTIVE OFFICERS OF THE COMPANY FOLLOWING THE
                                                           MERGER AND CBF."

      (d)-(e).........................................     "SUMMARY--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "--Expenses;" "--Financing of the
                                                           Merger;" "SPECIAL FACTORS--Purpose of the Merger;"
                                                           "--Interests of Certain Persons in the Merger; Conflicts
                                                           of Interest;" "--Certain Effects of the Merger;" "--Plans
                                                           for the Company After the Merger;" "--Certain Risks in the
                                                           Event of Bankruptcy;" "THE MERGER;" "FINANCING OF THE
                                                           MERGER;" "MARKET PRICES AND DIVIDENDS ON THE SHARES;"
                                                           "SECURITY OWNERSHIP OF THE SURVIVING COMPANY."

      (f)-(g).........................................     "SPECIAL FACTORS--Certain Effects of the Merger;"
                                                           "ADDITIONAL AVAILABLE INFORMATION."

6.    Source and Amounts of Funds or Other Consideration



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
      (a).............................................
                                                           "SUMMARY--Financing of the Merger;" "FINANCING OF THE
                                                           MERGER."

      (b).............................................     "THE MERGER--Expenses;" "FINANCING OF THE MERGER."

      (c).............................................     "SUMMARY--Financing of the Merger;" "FINANCING OF THE
                                                           MERGER."

      (d).............................................     Not applicable.

7.    Purpose(s), Alternatives, Reasons and Effects
      (a)-(c).........................................     "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;" "--Contacts
                                                           with Third Parties;""--Fairness of the Merger; Recommendation of the
                                                           Board of Directors; Position of CBF;" "--Purpose of the Merger;"
                                                           "--Interests of CertaiN Persons in the Merger; Conflicts of
                                                           Interest;" "--Certain Effects of the Merger;" "CERTAIN INFORMATION
                                                           CONCERNING CBF, CBF SUB AND AFFILIATES."

      (d).............................................     "SUMMARY;" "INTRODUCTION--Voting at the Special Meeting;"
                                                           "--Proxies;" "SPECIAL FACTORS--Fairness of the Merger;
                                                           Recommendation of the Board of Directors; Position of
                                                           CBF;" "--Opinion of Financial Advisor;"
                                                           "--Purpose of the Merger;" "--Interests of Certain Persons
                                                           in the Merger; Conflicts of Interest;" "--Certain Effects
                                                           of the Merger;" "--Plans for the Company After the
                                                           Merger;" "--Certain Litigation;" "THE MERGER;" "FINANCING
                                                           OF THE MERGER;" "CERTAIN FEDERAL INCOME TAX
                                                           CONSEQUENCES;" "APPRAISAL RIGHTS;" "CERTAIN INFORMATION
                                                           CONCERNING CBF, CBF SUB AND AFFILIATES."
8.    Fairness of the Transaction
      (a)-(b).........................................     "SUMMARY--Recommendation of the Board of Directors;"
                                                           "--Opinion of Financial Advisor;" "SPECIAL
                                                           FACTORS--Background of the Merger;" "--Contacts with Third
                                                           Parties;""--Fairness of the Merger; Recommendation of the
                                                           Board of Directors; Position of CBF;" "--Opinion of



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
                                                           Financial Advisor;" "--Interests of Certain Persons in the
                                                           Merger; Conflicts of Interest."

      (c).............................................     "SUMMARY--Eligibility to Vote and Required Vote;
                                                           "INTRODUCTION--Voting at the Special Meeting;" "--Proxies;"
                                                           "SPECIAL FACTORS--Fairness of the Merger; Recommendation
                                                           of the Board of Directors; Position of CBF;" "THE
                                                           MERGER--Stockholder Adoption of the Merger Agreement;"
                                                           "--Conditions to Consummation of the Merger."

      (d).............................................     "SPECIAL FACTORS--Fairness of the Merger; Recommendation
                                                           of the Board of Directors; Position of CBF."

      (e).............................................     "SUMMARY--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "SPECIAL FACTORS--Background of
                                                           the Merger;" "--Fairness of the Merger; Recommendation of
                                                           the Board of Directors; Position of CBF;" "--Interests of
                                                           Certain Persons in the Merger; Conflicts of Interest."

      (f).............................................     "SPECIAL FACTORS--Background of the Merger;" "--Contacts
                                                           with Third Parties;" "--Fairness of the Merger;
                                                           Recommendation of the Board of Directors; Position of
                                                           CBF."
9.    Reports, Opinions, Appraisals and Certain
      Negotiations
      (a)-(c).........................................     "SUMMARY "--Opinion of Financial Advisor;" "SPECIAL
                                                           FACTORS--Background of the Merger;" "--Fairness of the
                                                           Merger; Recommendation of the Board of Directors;
                                                           Position of CBF;" "--Opinion of Financial Advisor;"
                                                           "ADDITIONAL AVAILABLE INFORMATION;" "Annex B to the Proxy
                                                           Statement/Prospectus."

10.   Interest in Securities of the Issuer
      (a)-(b).........................................     "SUMMARY--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "INTRODUCTION--Voting at the
                                                           Special Meeting;" "SPECIAL FACTORS--Purpose of the
                                                           Merger;" "--Interests of Certain Persons in the Merger;
                                                           Conflicts of Interest;" "CERTAIN INFORMATION CONCERNING
                                                           CBF, CBF SUB AND AFFILIATES;" "CERTAIN



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
                                                           TRANSACTIONS IN THE COMMON STOCK;" "SECURITY OWNERSHIP OF THE
                                                           SURVIVING COMPANY."


11.   Contracts, Arrangements or Understandings with
      Respect to the Issuer's Securities..............     "SUMMARY;" "SPECIAL FACTORS--Background of the Merger;"
                                                           "--Purpose of the Merger;" "--Interests of Certain Persons
                                                           in the Merger; Conflicts of Interest;" "--Certain Effects
                                                           of the Merger;" "THE MERGER;" "FINANCING OF THE MERGER;"
                                                           "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES;" "SECURITY OWNERSHIP OF THE SURVIVING
                                                           COMPANY."

12.   Present Intention and Recommendation of Certain
      Persons with Regard to the Transaction
      (a)-(b).........................................     "INTRODUCTION--Voting at the Special Meeting;" "--Proxies;" "SPECIAL
                                                           FACTORS--Fairness of the Merger; Recommendation of the Board of
                                                           Directors; Position of CBF;" "--Purpose of the Merger."

13.   Other Provisions of the Transaction
      (a).............................................     "SUMMARY--Appraisal Rights;" "APPRAISAL RIGHTS;" "Annex C
                                                           to the Proxy Statement/Prospectus."

      (b).............................................     Not applicable.

      (c).............................................     Not applicable.

14.   Financial Information

      (a)-(b).........................................     "SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL
                                                           DATA;" "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                                           STATEMENTS."

15.   Persons and Assets Employed, Retained or Utilized
      (a).............................................     "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of
                                                           Interest;" "--Financing of the Merger;" "INTRODUCTION--Voting at the
                                                           Special Meeting;" "--Proxies;" "SPECIAL FACTORS--Background of the
                                                           Merger;" "--Opinion of Financial Advisor;" "--Interests of Certain
                                                           Persons in the Merger; Conflicts of Interest;" "FINANCING OF THE
                                                           MERGER;" "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND
                                                           AFFILIATES."



                                                              ALL REFERENCES ARE TO PORTIONS OF THE
                   SCHEDULE 13E-3 ITEM                         PROXY STATEMENT/PROSPECTUS WHICH ARE
                   NUMBER AND CAPTION                            INCORPORATED HEREIN BY REFERENCE
                   ------------------                         -------------------------------------
      (b).............................................     "INTRODUCTION--Voting at the Special Meeting;" "--Proxies."

16.   Additional Information..........................     Proxy Statement/Prospectus.

17.   Material to be Filed as Exhibits
      (a)-(f).........................................     Not applicable.


Item 1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

              (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement/Prospectus and in the section entitled "INTRODUCTION," is incorporated herein by reference.

              (b) The information concerning the shares of Common Stock, par value $.01 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement/Prospectus and in the sections entitled "SUMMARY-- Eligibility to Vote and Required Vote;" "INTRODUCTION--Voting at the Special Meeting" is incorporated herein by reference.

              (c) The information concerning the principal market in which the Shares are traded set forth in the sections entitled "SUMMARY-- Market Information" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

              (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

              (e) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

              (f) The information concerning purchases of Shares by the Company set forth in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS" and Schedule I to the Proxy
Statement/Prospectus is incorporated herein by reference.

Item 2.       IDENTITY AND BACKGROUND.

              (a), (b), (e) and (f) The persons filing this Statement are CORT Business Services Corporation (the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction, the "Company"), CBF Holding LLC, a Delaware limited liability company ("CBF"), CBF Mergerco Inc., a Delaware corporation and a wholly owned subsidiary of CBF ("CBF Sub"), Bruckmann, Rosser, Sherrill & Co., L.P. ("BRS"), a Delaware limited partnership, Citicorp Venture Capital Ltd., a New York corporation ("CVC"), Paul N. Arnold, President and Chief Executive Officer of the Company, Charles M. Egan, Chairman of the Company, Steven D. Jobes, Executive Vice President & Chief Marketing Officer of the Company, Frances Ann Ziemniak, Executive Vice President, Chief Financial Officer and Secretary of the Company, and Bruce C. Bruckmann, Michael A. Delaney and James A. Urry, each directors of the Company.

              CBF and CBF Sub are newly formed entities organized by BRS and certain of its affiliates for the purpose of effecting the 13E-3 transaction described herein. BRS is an equity investment firm. Each of BRS, CBF and CBF Sub has an address of 126 East 56th Street, 29th floor, New York, NY 10022. CVC's address is 399 Park Avenue, 14th Floor-Zone 4, New York, New York 10043. Paul N. Arnold, Charles M. Egan, Steven D. Jobes and Frances Ann Ziemniak each have a business address of CORT Business Services Corporation, 4401 Fair Lakes Court, Fairfax, Virginia 22033. Bruce C. Bruckmann has a business address of 126 East 56th Street, 29th floor, New York, NY 10022. Michael A. Delaney and James A. Urry each have a business address of 399 Park Avenue, 14th Floor-Zone 4, New York, New York 10043. None of the Company, CBF, CBF Sub, BRS, CVC and any executive officer, director or person controlling CBF, CBF Sub, BRS or CVC (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

              (c), (d) and (g) The information concerning CBF, CBF Sub, BRS, CVC, Paul N. Arnold, Charles M. Egan, Steven D. Jobes, Frances Ann Ziemniak, Bruce C. Bruckmann, Michael A. Delaney, and James A. Urry set forth in the sections entitled "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY FOLLOWING THE MERGER AND CBF" is incorporated herein by reference.

Item 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

              (a)(1) The information set forth in the sections entitled "SUMMARY--The Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest," "THE MERGER--Indemnification of Directors and Officers" and "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.

              (a)(2) The information set forth in the sections entitled "SUMMARY--The Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Conditions to Completion of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger," "- Contacts with Third Parties;" "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

              (b) The information set forth in the sections entitled "SUMMARY--The Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Conditions to Completion of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger;" "--Contacts with Third Parties;" "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

Item 4.       TERMS OF THE TRANSACTION.

              (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Risk that the Merger Will Not be Consummated," "--Certain Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE MERGER" and "APPRAISAL RIGHTS" is incorporated herein by reference.

              (b) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS-- Purpose of the Merger," "-- Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

Item 5.       PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "FINANCING OF THE MERGER" and "BUSINESS OF THE COMPANY" is incorporated herein by reference.

              (c) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest,""--Certain Effects of the Merger," "THE MERGER--Effective Time of the Merger," "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY FOLLOWING THE MERGER AND CBF" is incorporated herein by reference.

              (d)-(e) The information set forth in the sections "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger,""--Plans for the Company After the Merger," "--Certain Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE MERGER," "MARKET PRICES AND DIVIDENDS ON THE SHARES" and "SECURITY OWNERSHIP OF THE SURVIVING COMPANY" is incorporated herein by reference.

              (f)-(g) The information set forth in the sections "SPECIAL FACTORS--Certain Effects of the Merger" and "ADDITIONAL AVAILABLE INFORMATION" is incorporated herein by reference.

Item 6.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) The information set forth in the sections entitled "SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

              (b) The information set forth in the sections entitled "THE MERGER--Expenses" and "FINANCING OF THE MERGER" is incorporated herein by reference.

              (c) The information set forth in the sections entitled "SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

              (d) Not applicable.

Item 7.       PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

              (a)-(c) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Contacts with Third Parties;" "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger" and "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.

              (d) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Opinion of Financial Advisor," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Litigation," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," "APPRAISAL RIGHTS" and "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.

Item 8.       FAIRNESS OF THE TRANSACTION.

              (a) - (b) The information set forth in the sections entitled "SUMMARY--Recommendation of the Board of Directors," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Contacts with Third Parties," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF,""--Opinion of Financial Advisor" and "--Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference.

              (c) The information set forth in the sections entitled "SUMMARY--Eligibility to Vote and Required Vote," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "THE
MERGER--Stockholder Adoption of the Merger Agreement" and "--Conditions to Consummation of the Merger" is incorporated herein by reference.

              (d) The information set forth in the section entitled "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" is incorporated herein by reference.

              (e) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" and "--Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference.

              (f) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Contacts with Third Parties" and "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" is incorporated herein by reference.

Item 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

              (a) - (c) The information set forth in the sections entitled "SUMMARY--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF," "--Opinion of Financial Advisor" and "ADDITIONAL AVAILABLE INFORMATION" and in Annex B to the Proxy Statement/Prospectus is incorporated herein by reference.

Item 10.      INTEREST IN SECURITIES OF THE ISSUER.

              (a) - (b) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES," "CERTAIN TRANSACTIONS IN THE COMMON STOCK" and "SECURITY OWNERSHIP OF THE SURVIVING COMPANY" is incorporated herein by reference.

Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

              The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Certain Effects of the Merger," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" and "SECURITY OWNERSHIP OF THE SURVIVING COMPANY" is incorporated herein by reference.

Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

              (a) - (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of CBF" and "--Purpose of the Merger" is incorporated herein by reference.

Item 13.      OTHER PROVISIONS OF THE TRANSACTION.

              (a) The information set forth in the sections entitled "SUMMARY--Appraisal Rights" and "APPRAISAL RIGHTS" and Annex C to the Proxy Statement/Prospectus is incorporated herein by reference.

              (b) Not applicable.

              (c) Not applicable.

Item 14.      FINANCIAL INFORMATION.

              (a) - (b) The information set forth in the section entitled "SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA OF THE COMPANY" and "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" is incorporated hereby by reference.

Item 15.      PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

              (a) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger; Conflicts of Interest," "--Financing of the Merger," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Background of the Merger," "--Opinion of Financial Advisor," "--Interests of Certain Persons in the Merger; Conflicts of Interest," "FINANCING OF THE MERGER" and "CERTAIN INFORMATION CONCERNING CBF, CBF SUB AND AFFILIATES" is incorporated herein by reference.

              (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting" and "--Proxies" is incorporated herein by reference.

Item 16.      ADDITIONAL INFORMATION.

              The information set forth in the Proxy Statement/Prospectus is incorporated herein by reference.

Item 17.      MATERIAL TO BE FILED AS EXHIBITS.

              (a)(1) Financing Letter dated as of April 21, 1999 from
                     NationsBank, N.A. to CBF Holding LLC.

              (a)(2) Financing Letter dated as of April 21, 1999 from Credit
                     Suisse First Boston Corporation to CBF Holding LLC.

              (b)(1) Opinion of SunTrust Equitable Securities Corporation dated
                     March 25, 1999.

              (b)(2) Valuation materials prepared for CORT Business Services
                     Corporation by SunTrust Equitable Securities Corporation dated March 25, 1999.

              (c)(1) Agreement and Plan of Merger dated as of March 25, 1999, among the Company, CBF and the CBF Sub.

              (c)(2) Commitment Letter dated as of March 25, 1999 from
                     Bruckmann, Rosser, Sherrill & Co., L.P. to CBF Mergerco
                     Inc.

              (c)(3) Commitment Letter dated as of March 25, 1999 from Citicorp
                     Venture Capital Ltd. to CBF Mergerco Inc.

              (d)(1) Preliminary copy of Letter to Stockholders.

              (d)(2) Preliminary copy of Notice of Special Meeting of
                     Stockholders.

              (d)(3) Preliminary Proxy Statement/Prospectus.

              (d)(4) Form of Proxy.

              (d)(5) Press Release by CORT Business Services Corporation dated as of March 26, 1999.

              (d)(6) Press Release by CORT Business Services Corporation dated as of April 21, 1999.

              (e) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the preliminary Proxy Statement/Prospectus, which is filed herewith as Exhibit (d)(3)).

              (f)    Not applicable.

                                   SIGNATURES


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CORT BUSINESS SERVICES CORPORATION


                                  By:    PAUL N. ARNOLD
                                     -----------------------------------
                                     PRESIDENT, CHIEF EXECUTIVE OFFICER
                                               AND DIRECTOR


Dated:  May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CBF HOLDING LLC.


                                   By:     BRUCE C. BRUCKMANN
                                     -----------------------------------


Dated:  May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         CBF MERGERCO INC.


                                   By:    BRUCE C. BRUCKMANN
                                     -----------------------------------


Dated:  May 14, 1999

                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BRUCKMANN, ROSSER, SHERRILL & CO., L.P.


                                  By:   BRUCE C. BRUCKMANN
                                    -----------------------------------


Dated:  May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CITICORP VENTURE CAPITAL LTD.


                                   By:   BYRON KNIEF
                                     -----------------------------------


Dated: May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              PAUL N. ARNOLD
                                     -----------------------------------
                                              Paul N. Arnold


Dated:  May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               CHARLES M. EGAN
                                     -----------------------------------
                                               Charles M. Egan


Dated:  May 14, 1999


                                     xviii

                                   SIGNATURES


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             STEVEN D. JOBES
                                     -----------------------------------
                                             Steven D. Jobes


Dated: May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             FRANCES ANN ZIEMNIAK
                                     -----------------------------------
                                             Frances Ann Ziemniak


Dated: May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              BRUCE C. BRUCKMANN
                                     -----------------------------------
                                              Bruce C. Bruckmann


Dated: May 14, 1999


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MICHAEL A. DELANEY
                                     -----------------------------------
                                              Michael A. Delaney


Dated: May 14, 1999

                                   SIGNATURES


              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               JAMES A. URRY
                                     -----------------------------------
                                               James A. Urry


Dated: May 14, 1999

                                  EXHIBIT INDEX


EXHIBIT NO.                                                                                  PAGE
(a)(1)         ---Financing Letter dated as of April 21, 1999 from NationsBank,
               N.A. to CBF Holding LLC.

(a)(2)         ---Financing Letter dated as of April 21, 1999 from Credit
               Suisse First Boston Corporation to CBF Holding LLC.

(b)(1)         --Opinion of SunTrust Equitable Securities Corporation dated         Included as Annex B to the
               March 25, 1999.                                                      preliminary Proxy
                                                                                    Statement/Prospectus,
                                                                                    attached hereto as Exhibit
                                                                                    (d)(3)

(b)(2)         --Valuation materials prepared for CORT Business Services
               Corporation by SunTrust Equitable Securities Corporation dated March 25, 1999.

(c)(1)         --Agreement and Plan of Merger, dated as of March 25, 1999,          Included as Annex A to
               by Included as Annex A to the and among CBF Holding LLC, a           the preliminary Proxy
               Delaware limited liability preliminary Proxy company ("CBF"),        Statement/Prospectus,
               CBF Mergerco Inc., a Delaware corporation                            attached hereto as
               Statement/Prospectus, and a wholly-owned subsidiary of CBF,          Exhibit (d)(3)
               and CORT Business Services Corporation

(c)(2)         ---Commitment Letter, dated as of March 25, 1999 from Bruckmann,     Included as an exhibit to
               Rosser, Sherrill & Co., L.P. to CBF Mergerco Inc.                    Annex A to the preliminary
                                                                                    Proxy Statement/Prospectus,
                                                                                    attached hereto as Exhibit
                                                                                    (d)(3)

(c)(3)         --- Commitment Letter dated as of March 25, 1999 from Citicorp       Included as an exhibit to
               Venture Capital Ltd. to CBF Mergerco Inc.                            Annex A to the preliminary
                                                                                    Proxy Statement/Prospectus,
                                                                                    attached hereto as Exhibit
                                                                                    (d)(3)

(d)(1)         --Preliminary copy of Letter to Stockholders.

(d)(2)         --Preliminary copy of Notice of Special Meeting of Stockholders.

(d)(3)         --Preliminary Proxy Statement/Prospectus.

(d)(4)         --Form of Proxy.                                                     To be filed by amendment.


(d)(5) --Press Release by CORT Business Services Corporation, dated as of March 26, 1999.

(d)(6)         ---Press Release by CORT Business Services Corporation, dated as of April 21, 1999
(e)            --Section 262 of the Delaware General Corporation Law, as amended.   Included as Annex C to the
                                                                                    preliminary Proxy
                                                                                    Statement/Prospectus,
                                                                                    attached hereto as Exhibit
                                                                                    (d)(3)
